UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

SOBR Safe, Inc., formerly known as TransBiotec, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

833592108

(CUSIP Number)

Gary J. Graham

6400 S. Fiddlers Green Circle, Suite 525

Greenwood Village, CO 80111

303-903-7569

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833592108	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IDTEC, LLC
EIN: 20-3577513
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ] (b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

See Instruction OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

COLORADO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,290,378 (1), (2), (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,290,378 (1), (2), (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,290,378 (1), (2), (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(4)
14.	TYPE OF REPORTING PERSON (see instructions) OO (1)

CUSIP No. 833592108	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FIRST CAPITAL VENTURES, LLC EIN: 36-4878459
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) See Instruction OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,290,378 (1), (2), (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,290,378 (1), (2), (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,290,378 (1), (2), (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(4)
14.	TYPE OF REPORTING PERSON (see instructions) OO (1)

CUSIP No. 833592108	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary J. Graham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) See Instruction OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,290,378 (1), (2), (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,290,378 (1), (2), (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,290,378 (1), (2), (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (4)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 833592108	13D	Page 5 of 9 Pages

EXPLANATORY FOOTNOTES:

(1)	On June 5, 2020, SOBR Safe, Inc. (“SSI”) closed the transaction (the “Transaction”) that was the subject of that certain Asset Purchase Agreement dated May 6, 2019 (and Amendment No. 1 dated March 9, 2020, together the “APA”) with IDTEC, LLC (“IDTEC”). Under the terms of the APA, IDTEC agreed to provide personnel, experience, and access to funding to assist with the development of SSI’s SOBR device, as well as to sell to SSI certain robotics assets in exchange for 12,000,000 shares of SSI’s common stock after giving effect to the reverse stock split effected in connection with closing the Transaction.

(2)	In connection with closing the Transaction, SSI also issued a convertible promissory note totaling $1,485,189 to IDTEC. The convertible promissory note is convertible any time by the holder into shares of SSI’s common stock at a conversion price of $0.50 per share, subject to anti-dilution protection against any future securities SSI may issue at an effective price of less than $0.50 per share. The convertible promissory note is due upon demand.

(3)	In connection with closing the Transaction, SSI also issued a Warrant to Purchase Common Stock to IDTEC, under which IDTEC is entitled to purchase up to 320,000 shares of SSI’s common stock at an exercise price of $0.50 per share. The Warrant is immediately exercisable and expires 5 years after the date of issue on June 4, 2025.

(4)	Based upon 20,085,000 shares of common stock issued and outstanding.

CUSIP No. 833592108	13D	Page 6 of 9 Pages

Item 1. Security and Issuer.

This statement relates to the Common Shares of SOBR Safe, Inc. (fka TransBiotec, Inc.) (the “Common Stock”). The principal executive office of the Issuer is located at 885 Arapahoe Road, Boulder, CO 80302.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by IDTEC, LLC, First Capital Ventures, LLC, and Gary J. Graham (each, a “Reporting Person”). First Capital Ventures, LLC is the manager of IDTEC, LLC and Mr. Graham is the manager of First Capital Ventures, LLC.

(b) The business address of each Reporting Person is 6400 S. Fiddlers Green Circle, Suite 525, Greenwood Village, CO 80111.

(c) The principal occupation/business of each Reporting Person is an investment business.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, no Reporting Person has been nor is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) IDTEC, LLC and First Capital Ventures, LLC are each Colorado limited liability companies, and Gary J. Graham is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

On June 5, 2020, the Issuer closed the transaction (the “Transaction”) that was the subject of that certain Asset Purchase Agreement dated May 6, 2019 (and Amendment No. 1 dated March 9, 2020, together the “APA”) with IDTEC, LLC (“IDTEC”), under which IDTEC agreed to provide personnel, experience, and access to funding to assist with the development of the Issuer’s SOBR device, as well as to sell to the Issuer certain robotics assets in exchange for 12,000,000 shares of the Issuer’s Common Stock after giving effect to the reverse stock split effected in connection with closing the Transaction.

In advance of closing the Transaction, IDTEC and a few other affiliated parties (i) loaned funds directly to the Issuer, (ii) spent funds for the general costs related to the Transaction, and/or (iii) spent funds to further develop and enhance the Issuer’s current SOBR product. As a result of closing the Transaction, all the funds spent by IDTEC for any reason related to the Transaction were converted into a convertible promissory note. That note totalled approximately $1,485,189 at closing, carries a simple interest rate of 10% per annum, is due upon demand, and may be convertible into shares of the Issuer’s Common Stock at $0.50 per share (after giving effect to the reverse stock split and subject to anti-dilution protection against any future securities the Issuer may issue at an effective price of less than $0.50 per share) at the discretion of the holder. The repayment of this promissory note is secured by a first priority security lien or security interest in the Issuer’s patents, trademarks, trade names and other intellectual property. Under this note an additional 2,970,378 shares of the Issuer’s Common Stock may be acquired by the Reporting Person if it elects to convert the promissory note. The description of the promissory note set forth in this Schedule 13D is qualified in its entirety by reference to the full text of that document, which is attached hereto as Exhibit 99.1.

CUSIP No. 833592108	13D	Page 7 of 9 Pages

One of the closing conditions that was the subject of a waiver was the requirement that the Issuer have under $125,000 in permitted liabilities (not including aged liabilities) after closing of the Transaction. At closing, the Issuer had approximately $158,000 in non-permitted liabilities under the APA. As a result, the Issuer issued a Warrant to Purchase Common Stock to IDTEC (the “Warrant”), under which IDTEC will purchase up to 320,000 shares of the Issuer’s Common Stock (post-split) at an exercise price of $0.50 per share, if either (i) the Issuer is forced to pay a non-permitted liability, in which case the Issuer may force IDTEC to exercise the Warrant and pay the exercise price to pay the non-permitted liability, but only in an amount sufficient to pay the non-permitted liability (which are listed on Exhibit A of the Warrant), or (ii) IDTEC otherwise elects to exercise the Warrant and acquire some or all of the shares underlying the Warrant. The Warrant expires five years after the date of issuance. The description of the Warrant set forth in this Schedule 13D is qualified in its entirety by reference to the full text of that document, which is attached hereto as Exhibit 99.2.

Item 4. Purpose of Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members. The Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a, b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D. IDTEC holds the shares of Common Stock described on the cover pages of this Schedule 13D. First Capital Ventures, LLC is the manager of IDTEC, LLC and Mr. Graham is the manager of First Capital Ventures, LLC. IDTEC, LLC, First Capital Ventures, LLC, and Mr. Graham may be deemed to have shared voting and investment power over the shares of Common Stock held by IDTEC.

(c) Except as described in Item 3 of this Schedule 13D, the Reporting Persons have not effected any transactions in securities of the Issuer in the last 60 days.

(d) Under certain circumstances set forth in the operating agreement of IDTEC, members of IDTEC may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Common Stock owned by IDTEC. The shares of Common Stock owned by IDTEC are principally held for the benefit of its Class A Members who have limited voting rights and First Capital Ventures, LLC, the Managing Member of IDTEC.

(e) Not applicable.

CUSIP No. 833592108	13D	Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Promissory Note in the principal amount of $1,485,189 issued by SOBR SAFE, Inc. to IDTEC, LLC
Exhibit 99.2	Warrant to Purchase Common Stock
Exhibit 99.3	Joint Filing Agreement

CUSIP No. 833592108	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2020

IDTEC, LLC

By: FIRST CAPITAL VENTURES, LLC, Manager

By:	/s/ Gary J. Graham
Gary J. Graham, Manager

First Capital Ventures, lLC

By:	/s/ Gary J. Graham
Gary J. Graham, Manager

/s/ Gary J. Graham
Gary J. Graham